GoENERGY, INC.
1350 AVENUE OF THE AMERICAS, 2ND FLOOR
NEW YORK, NY 10019

January 26, 2011

Ms. Susann Reilly
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GoEnergy, Inc. Form 8-K Filed December 14, 2010 File No. 000-33383

Dear Ms. Reilly:

This will confirm our request that GoEnergy, Inc. (the “Company”) be granted until February 18, 2011 to respond to the letter of the U.S. Securities and Exchange Commission (the “Commission”) dated December 15, 2010 related to the Company’s Current Report on Form 8-K that was filed on December 14, 2010.  We are requesting the extension because the Commission has requested that we provide an audit of Kicking the Can, L.L.C., the entity from which the Company obtained production rights to certain comic conventions.

Please contact me on (646) 380-2486 should you have any question.  Thank you for your attention.

Sincerely,

/s/ Gareb Shamus
Gareb Shamus
President and CEO